UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 4, 2013

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-188327) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains (1) the ratio of earnings to fixed charges and the statement of calculation for the nine months ended September 30, 2013 and for each of the five fiscal years ended December 31, 2012; and (2) a statement of capitalization and indebtedness as at September 30, 2013.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in NOK millions, except ratio)	For the nine months ended 30 September 2013	For the year ended 31 December 2012	For the year ended 31 December 2011	For the year ended 31 December 2010	For the year ended 31 December 2009	For the year ended 31 December 2008
Fixed Charges
Interest expense*	8,627	2,443	(385)	1,722	12,457	(1,991)
+ Interest within rental expense	5,544	7,392	5,754	5,208	4,578	4,284
+ Capitalized interest	795	1,197	869	995	1,351	1,225
Total fixed charges (A)	14,966	11,032	6,238	7,925	18,386	3,518

Earnings
Income before tax and minority interest	98,591	206,726	213,841	136,826	114,910	180,467
- Equity in net inc non-consol investees	(6)	(1,671)	(1,264)	(1,168)	(1,458)	(1,283)
+ Distributed income of equity investees	7	(8)	(15)	(42)	22	32
= Income before taxes, minority interests and equity investees	98,604	205,047	212,562	135,616	113,474	179,216
+ Fixed charges (A)	14,966	11,032	6,238	7,925	18,386	3,518
+ Ordinary depr capital interest	915	1,356	1,310	1,637	1,880	1,613
- Capitalized interest	(795)	(1,197)	(869)	(995)	(1,351)	(1,225)
Total earnings	113,690	216,238	219,241	144,183	132,389	183,122

Ratio	7.6	19.6	35.2	18.2	7.2	52.1

*Interest expense includes change in fair value of derivatives

CAPITALIZATION AND INDEBTEDNESS

	As at September 30, 2013
	NOK	USD(1)
	(in billions)
Current finance debt	12.6	2.1

Non-current finance debt	142.8	23.8
Unsecured	142.4	23.7
Secured	0.3	0.1

Non-controlling interests:	0.1	0.0
Shareholders’ equity:
Share capital	8.0	1.3
Additional paid-in capital	40.5	6.7
Retained earnings	271.2	45.1
Currency translation adjustments	19.7	3.3
Total equity	339.5	56.5

Total finance debt and equity	494.8	82.4

(1)         Solely for the convenience of the reader, translations from Norwegian kroner into U.S. dollars are made at the rate of NOK 6.0081 to USD 1.00, the Central Bank of Norway buying rate the last business day of September (September 30), 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: November 1, 2013	By:	/s/ Torgrim Reitan
		Name:	Torgrim Reitan
		Title:	Chief Financial Officer